Outlook Therapeutics, Inc.

4260 U.S. Route 1

Monmouth Junction, New Jersey 08852

April 1, 2021

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Outlook Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-254778 Filed March 26, 2021

Ladies and Gentlemen:

Outlook Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on April 1, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Yvan-Claude Pierre, Marianne Sarrazin and Yoon-jee Kim of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Yoon-jee Kim of Cooley LLP, counsel to the Registrant, at (212) 479-6792, or in her absence, Marianne Sarrazin at (415) 693-2157.

[Signature Page Follows]

Very truly yours,

OUTLOOK THERAPEUTICS, INC.

By: /s/ Lawrence A. Kenyon
Name: Lawrence A. Kenyon
Title: President, Chief Executive Officer and Chief Financial Officer

cc:	Yvan-Claude Pierre, Cooley LLP

Marianne Sarrazin, Cooley LLP

Yoon-jee Kim, Cooley LLP